EXHIBIT 99.4

For fiscal years ended December 31, 2017 and December 31, 2016, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

(Cdn$)	2017 ($)	% of Total Fees	2016 ($)	% of Total Fees
Audit fees:
Cameco[1]	2,030,800	59.3	1,559,400	57.7
Subsidiaries[2]	864,900	25.3	628,500	23.3

Total audit fees	2,895,700	84.6	2,187,900	81.0

Audit-related fees:
Pensions and other	27,300	0.8	28,700	1.1

Total audit-related fees	27,300	0.8	28,700	1.1

Tax fees:
Compliance	151,200	4.4	158,000	5.8
Planning and advice[3]	295,800	8.6	327,300	12.1

Total tax fees	447,000	13.0	485,300	17.9

All other fees:
Other non-audit fees[4]	55,300	1.6	—	0.0

Total other non-audit fees	55,300	1.6	—	0.0

Total fees:	3,425,300	100.0	2,701,900	100.0

[1]	Fees related to the Cameco audit increased in 2017 mainly due to the timing of invoices paid for the year-end audit progress billings. There were more progress billings in 2017 relating to the year-end audit compared to 2016.
[2]	Fees related to the audit of Cameco’s subsidiaries increased in 2017 mainly due to an increase in NUKEM audit fees. NUKEM audit fees were $539,000 in 2017 versus $289,000 in 2016.
[3]	Includes fees paid for transfer pricing advisory.
[4]	Includes fees paid related to Cameco’s I-4 Membership and ESTMA reporting.

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit and finance committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit and finance committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit and finance committee or audit and finance committee chair, or in the absence of the audit and finance committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit and finance committee at its next meeting. The audit and finance committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2017 and 2016, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.